U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                           (Check one)

[X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ]
Form 10-Q and Form 10-QSB [ ] Form N-SAR

     For Period Ended:   June 30, 1996

     [ ]  Transition Report on Form 10-K and Form 10-KSB
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q and Form 10-QSB
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:   N/A


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I--REGISTRANT INFORMATION


     Full Name of Registrant: Chase General Corporation

     Former Name if Applicable:    N/A

     3600 Leonard Road
     Address of Principal Executive Office (Street and Number)

     St. Joseph, MO 64503
     City,  State and Zip Code

PART II--RULES 12B-25(B) AND (C)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate).

[x ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[x ] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.

[x ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

The Form 10-K cannot be filed within the prescribed period without unreasonable effort or expense because the registrant is currently awaiting the completion of the audit of its financial statements for the fiscal year ended June 30, 1996 by Clifton Gunderson L.L.C., its outside independent accountants. The audit cannot be completed timely without unreasonable effort and expense to the registrant.



PART IV--OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Barry M. Yantis            (816)              279-1625
          (Name)              (Area Code)    (Telephone Number)

     (2)  Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                         [ X ] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [ ] Yes  [X] No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                 Chase General Corporation
           (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     September 27, 1996       By :  /s/  Barry M. Yantis
                                      Name: Barry M. Yantis
                                      Title: President and Chief
                                              Financial Officer



                            ATTENTION


          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                      ACCOUNTANT'S STATEMENT

          We are unable to complete the audit for inclusion in the Form 10K for Chase General Corporation to file by September 28, 1996. Due to our Firm policy on the review of SEC audit reports, and to maintain compliance with the AICPA Division for Firms Practice Section, the audit must be passed through four separate quality control reviews before it is released. The audit has presently passed three of those reviews with the final approval expected shortly.

Clifton Gunderson L.L.C.

/s/  Elizabeth Akard, CPA

Elizabeth Akard, CPA
Member